gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 10, 2006

Mail Stop 3720

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Pinewood Imports, Ltd.

Registration Statement Form SB-2/Amendment 2

File No.: 333-132056

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are either made in response to staff comments on the Pre-Amendment One or represent an updating of material previously filed to reflect any developments in the business of Pinewood Imports, Ltd. business.  The paragraph numbers below correspond to the numbered comments in your April 7, 2006 letter of comment.

Risk Factors

A substantial portion of our revenue is derived from a very limited number of unaffiliated customers..

1.

We have disclosed the names of the principal customers in Risk Factor #9 and in BUSINESS – Sales.

The market for penny stocks has experienced numerous frauds and abuses which could adversely impact investors in our stock.

2.

We have eliminated the reference to the SEC in Risk Factor #15.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 10, 2006

Re:

Pinewood Imports, Ltd.

Registration Statement Form SB-2

File No.: 333-132056

Use of Proceeds

3.

We have conformed our disclosure concerning the sale of shares that is included in Use of Proceeds to the disclosure included in the final paragraph of Liquidity.

4.

We have eliminated Revenue Recognition and Income Taxes from the discussion of Critical Accounting Policies.

Note 4 – Related Party Transactions

5.

We have added disclosure about the advances due to our President in Liquidity.

Statement of Cash Flows for the three months ended February 28, 2006 and 2005

6.

We have broken the note out separately on the balance sheet and disclosed in a newly-added Note 3 that the note is due from an entity affiliated with the Company’s Director. It is unsecured, due on February 1, 2007 and bears interest at the rate of 5% per annum. We have also added disclosure of this transaction to CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS and included a copy of the Promissory Note as Exhibit 10.3.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Pinewood Imports, Ltd.

Most & Company, LLC